SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                                           Commission File Number 1-3185

                        NOTIFICATION OF LATE FILING
[X] Form 10-Q
For the Quarter Ended:  March 31, 1995

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                     Part I - Registrant Information

Full name of registrant:
  UNITED MERCHANTS AND MANUFACTURERS, INC.

Address of principal executive office (Street and Number):
  1650 Palisade Avenue

City, State and Zip Code:
  Teaneck, NJ 07666

                     Part II - Rule 12b-25 (b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date;

                           Part III - Narrative

State below in reasonable detail the reasons why Form 10-Q, could not be filed within the prescribed time period.

    During the quarter ended March 31, 1995, Registrant sold the retail outlet store operations of its Accessories and Apparel Segment and commenced the shutdown of its Buffalo Mill division, which was its Apparel Textiles segment. The sale of the retail outlet store operations required significant time of the employees who normally prepare the Registrant's filings with the Commission. In addition, the shutdown of the segment required that the Registrant's financial statements for applicable periods be restated to report separately the results of operations and the assets and liabilities of the continuing and the discontinued businesses. The personnel who prepare the Registrant's filings with the Commission have been occupied in restating the prior period's financial statements. Also, the same personnel were preparing Quarterly Reports on Form 10-Q for both the Registrant and the Registrant's 79%-owned, publicly-traded subsidiary. At this time, additional time is necessary to have the Form 10-Q reviewed by all the Registrant's appropriate personnel to assure adequate disclosure.

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                        Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Norman R. Forson               (201)                   837-1700
(Name)                         (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes  [ ] No

    Net sales for the quarter ended March 31, 1995 will be approximately 20% lower than the restated net sales of $14.1 million for prior year's same quarter as a result of the sale of the retail outlet store operations mentioned above. Registrant will report a loss from continuing operations for the current quarter of approximately
    $4.4 million compared with the restated loss of $6.1 million for last year's quarter. Even without sales of the retail outlet store operations in the third fiscal quarter of the current year, net sales for the nine months ended March 31, 1995 increased 1% over the $47.7 million as restated for the prior year's nine months. In the nine months ended March 31, 1995, Registrant will report a loss from continuing operations of $14.3 million compared with a loss of $16.6 million for last year's nine months. For the nine months of the current fiscal year, Registrant will report losses from discontinued operations prior to sale or closing of $532,000 as compared to earnings of $3.6 million for the prior year's nine months. Net results for the nine months ended March 31, 1995 will reflect a loss provision of $7.9 million for the shutdown of the Apparel Textile segment mentioned above. Net results for the prior year's quarter and nine months includes a gain of $5.1 million on the sale by the Registrant of its Uniblend division. Also included in the results for the prior year's nine months is a loss from the cumulative effect of change in accounting principles for post-retirement benefits other than pensions of $15.3 million. After the above mentioned items, Registrant will report a net loss of approximately $4.4 million and $22.8 million for the three and nine months ended March 31, 1995 compared with a net loss of $1.1 million and $23.2 million for the same periods of fiscal 1994, respectively. As mentioned on page one, the amounts for fiscal 1994 have been restated to report separately the results of continuing and discontinued businesses.

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                 UNITED MERCHANTS AND MANUFACTURERS, INC.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date May 15, 1995              By /s/ Norman R. Forson
                                 Norman R. Forson
                                 Senior Vice President and
                                  Comptroller








































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